EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratio)
Unaudited

	Three months ended September 30,				Nine months ended September 30,

	2006		2005		2006		2005

Income before Income Taxes(1)	$84,582		$93,508		$215,478		$284,808
Add fixed charges:
Interest expense(2)	41,330		45,722		122,844		83,763
Amortization of debt expense	2,038		1,135		6,005		3,452
Interest portion of rent expense	6,041		5,091		17,240		13,594

Adjusted income(1) (2)	$133,991		$145,456		$361,567		$385,617

Fixed charges:
Interest expense(2)	$41,330		$45,722		$122,844		$83,763
Amortization of debt expense	2,038		1,135		6,005		3,452
Interest portion of rent expense	6,041		5,091		17,240		13,594

Fixed charges(2)	$49,409		$51,948		$146,089		$100,809

Ratio of earnings to fixed charges(3)	2.7	x	2.8	x	2.5	x	3.8	x

(1)	Includes the following pretax charges:

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005

Restructuring and other related charges (a)	$5,119	$8,950	$24,721	$8,950
Litigation charges (b)	9,886	—	118,818	—
Heartland matters (b)	24,985	—	24,985	—

(a)	See the “Restructuring and Other Related Charges” note of the Notes to the Consolidated Financial Statements.

(b)	See the “Commitments and Contingencies” note of the Notes to the Consolidated Financial Statements.

(2)	Includes the following pretax charges:

Call premium and write-off of unamortized debt issuance costs (c)	$—	$7,465	$—	$7,465

(c)	See the “Debt” note of the Notes to the Consolidated Financial Statements.

(3)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.